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16021814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section

AUG 2016

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15-B Catoctin Circle, SE, #203
(No. and Street)

Leesburg	VA	20175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Goodman 301-951-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

142 Lowell Road, Unit 17 #219	Hudson	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title



Notary Public


PAMELA SUANN CHASE
NOTARY PUBLIC
ANNE ARUNDEL CO. MD

PAMELA SUANN CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GIT Investment Services, Inc.

We have audited the accompanying financial statements of GIT Investment Services, Inc. (a Virginia corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GIT Investment Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GIT Investment Services, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of GIT Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of GIT Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

August 17, 2016

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

ASSETS

Cash and cash equivalents	$372,939
Receivables	1,396
Total assets	$374,335

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$2,322
Total Liabilities	$2,322
Stockholder's Equity	
Common stock, $1 par value, shares authorized 50,000 4,388 shares issued, net of 672 treasury shares at par	3,716
Additional paid-in capital	944,562
Retained earnings	(576,265)
Total stockholder's equity	$372,013
Total Stockholder's Equity and liabilities	$374,335

GIT INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2016

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Corporation was incorporated in Virginia on February 11, 1982. It is a registered broker/dealer under the Securities and Exchange Act of 1934. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Leesburg, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

Cash and Cash Equivalents

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2016, 98.7% of the balance of cash and cash equivalents represents amounts invested in a Capital Bank money market deposit account held at Capital Bank of Rockville, MD, an unaffiliated bank.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

The Corporation may earn commissions or fees from brokerage or other securities-related activities conducted on behalf of its customers. It also earns certain fees from bank deposit brokerage activities. The Corporation records commissions or other revenue and related expenses from securities activities and revenues from deposit fees, when such commissions and fees are earned. Commissions and related expenses on securities transactions are recognized on a trade-date basis.

Investment Securities

Investment securities with readily determinable market values are classified as available-for-sale and are reported at fair value, based on published market prices. Unrealized gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders' equity. Realized gains and losses are recognized on a specific cost identification basis.

Expenses Assumed by Parent

From time to time certain expenses of the Corporation may be paid by its parent company, BFCC, where BFCC waives any liability of the Corporation to reimburse it for the expense. In such cases, the expenses are nevertheless reflected as expenses on the books of the Corporation to the same extent as if they had been paid by the Corporation, and a corresponding increase is recorded in additional paid-in capital to reflect the offsetting payment of the expense by BFCC on behalf of and for the benefit of the Corporation.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Review for Subsequent Events
Management had evaluated subsequent events through August 15, 2016, the date which the financial statements were available to be issued. Management' review found no subsequent events requiring disclosure.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2009.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for tax penalties at June 30, 2016.

NOTE 3- EXEMPT STATUS UNDER SEC RULE 15c3-3

The Corporation operates under the exemption from Securities and Exchange Commission Rule 15c3-3, the "Customer Protection Rule," pursuant to Section (k)(2)(i) of such rule. The Corporation does not hold customer funds or safekeeping customer securities.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $362,651 at June 30, 2016, this exceeded required net capital of $5,000 by $357,651. The ratio of aggregate indebtedness to net capital at June 30, 2016 was 0.64%.

NOTE 5- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Corporation may indemnify or guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Corporation could be required to make under these indemnifications cannot be estimated. However, the Corporation believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6- RELATED PARTY TRANSACTIONS

The Corporation uses a separate portion office space leased by Presidential Bank which it shares with BFCC, and it pays the actual rental expense applicable to such space.

Under an agreement between BFCC and the Corporation, BFCC provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation between the Corporation and BFCC, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties.

Effective April 1, 2005, the Corporation's sole direct employee became an employee of an affiliated company. As a result of this change, the Corporation no longer has any employees of its own, and it therefore no longer recongizes any personnel expense. Under the terms of this arrangement, the Corporation does not have any obligation to reimburse any other entity for any portion of the cost of personnel who may perform work related to its business.

For the year ended June 30, 2016, the Corporation incurred and recorded expenses paid on its behalf by BFCC resulting in a corresponding increase of $21,761 in the Corporation's additional paid-in capital. As of June 30, 2016, the amount due from BFCC to the Corporation was $2,322.

At June 30, 2016 the Corporation had $4,799 on deposit with Presidential Bank, a federally insured depository institution.

NOTE 7- RETAIL SECURITIES BROKERAGE EXIT

Beginning in January 2015, the Corporation began notifying its retail brokerage clients that it would be exiting the retail securities brokerage business, offering each of such clients the option of transferring their fully disclosed cash and securities account balances held through the Corporation either to the Trust Custody Department of the Corporation's affiliate, Presidential Bank, or to an account held at or through another broker-dealer of the customer's choice, or otherwise to liquidate their existing accounts held through the Corporation, receiving in cash the net proceeds of the liquidation. As of September 30, 2015 the Corporation completed the transfer or liquidation of the cash and securites held in all such retail brokerage accounts of its retail securities brokerage customers, and it is no longer engaged in the retail securities brokerage busines. Its clearing agreement with its former clearing broker was terminated at that time.

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2016

Total ownership equity from statement of financial condition	$ 372,013
Total non-allowable assets from statement of financial condition	(1,999)
Other adjustments: Short securities not secured	0
Net capital before haircuts on securities positions	$ 370,014
Haircuts on securities	(7,363)
Net Capital	$362,651
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 0
Total aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0.64%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$155
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$357,651
Excess net capital at 1000%	$362,419

There were no material differences between the audited and unaudited computation of net capital.